UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of December 2003

N.V. Koninklijke Nederlandsche Petroleum Maatschappij	The "Shell" Transport and Trading Company, Public Limited Company
(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)

Royal Dutch Petroleum Company
(Translation of registrar's name into English)

The Netherlands	England
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands	Shell Centre, London SE1 7NA, England
Tel No: (011 31 70) 377 9111	Tel No: (011 44 20) 7934 1234
(Address of principal executive officers)	(Address of principal executive officers)

N.V. Koninklijke Nederlandsche Petroleum Maatschappij Royal Dutch Petroleum Company
Stock Exchange release

Royal Dutch Petroleum Company

The “Shell” Transport and Trading Company, p.l.c.

Q4 2003 earnings advice: Milestones in portfolio upgrading

Over the past 2 years the Royal Dutch / Shell Group of Companies has engaged in a focused programme of portfolio development and upgrading. In 2003 this has led to several important announcements and milestones on future developments. The upgrading programme has the objectives of improving the underlying return on capital in the business, and re-deploying capital in alignment with the stated strategic direction. 2003 has seen a series of actions in this programme, including divestments, asset closures, country exits, cost improvement programmes and asset re-structuring.

Total sales proceeds from divestments for the full year are expected to exceed $4 billion of cash, well ahead of the initial expectation of around $2 billion, reflecting the acceleration and successful delivery of the upgrading programme.

After tax profit on these sales exceeds $2 billion, expected to be slightly below the total unusual charges during the year, including those detailed here.

The earnings in Q4 2003 are expected to include a net charge of around $820 million in addition to the previously announced $200 million charge for the closure of Bakersfield refinery in California. This figure includes gains from asset sales completed in Q4 2003. The majority of these charges are non-cash in nature. None of these items will be treated as special. All amounts stated are unaudited and approximate, and are subject to final quantification prior to release of the formal earnings statement on February 5th 2004.

The Q4 2003 net charges in individual business sectors are expected to be around $100 million for Exploration and Production, $400 million for Oil Products –including the $200 million charge for Bakersfield, $450 million for Chemicals and $70 million in the Other Industries and Corporate sectors.

The net impact on full year 2003 earnings of the overall upgrading programme, together with impairment charges, is relatively immaterial at a Group level. This is consistent with advice given in the Q3 results conference call held and webcast on October 23rd 2003.

Notable development milestones announced in the quarter include

  Signature of the Heads of Agreement to construct the world’s largest Gas to Liquids plant in Qatar

  Start up of the major new deepwater Na Kika project in the Gulf of Mexico

  Agreement on cross border development projects in the UK and Norwegian sectors of the North Sea, for the import of wet gas to the UK from Statfjord and the final investment decision to develop the Ormen Lange field to import gas to the UK

  Agreement to extend two production licence periods in Brunei for 19 years

  Signature of the agreement to explore for gas in the Kingdom of Saudi Arabia

These achievements, together with the upgrading activities, continue to move the portfolio in the stated strategic direction.

The Q4 results for 2003 for the Royal Dutch / Shell Group of Companies will be released on Thursday 5th February 2004. This release will be followed by press and investor conferences in London and The Hague. The investor meeting will be broadcast on the Group website, which can be accessed at www.shell.com/investor, and will also be accessible via a teleconference facility.

Further details for this event, including exact timings, will be announced closer to the date.

The focus of the press and investor meetings will be financial results and operational performance for Q4 2003 and the full year 2003. Where appropriate an outlook for 2004 will be given.

To assist with preparations for the results announcement, listed below are some of the main Shell website addresses, where key announcements made during the last few months can be viewed.

1) Investor Relations News - www.shell.com/investornews

2) Shell Oil - www.countonshell.com <http://www.countonshell.com>

(for Press Releases select the option from the left hand navigation bar)

3) Shell Canada Oil Sands - www.shellcanada.com/code/products/oilsands/dir_oilsands.html

The Hague, 22 December, 2003

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

ROYAL DUTCH PETROLEUM COMPANY	THE “SHELL” TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY
(Registrant)	(Registrant)

President/Managing Director (J van der Veer)	Assistant Company Secretary (G J West)

General Attorney (M.C.M. Brandjes)

Date: 22 December 2003